[redacted]

12014248

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 29 2012
WASH, D.C.
196

SECURIT 12014248 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-52876

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dowling Hales Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 PARK AVENUE STE 2050
(No. and Street)

NEW YORK (City) NY (State) 10177 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AMY LEE 415-464-2204
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ATTI & COMPANY, CPA's, PLLC
(Name – *if individual, state last, first, middle name*)

1454 ROUTE 22, SUITE A-104, BREWSTER NY 10509
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOHN KRASKA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOWLING HALES SECURITIES, LLC, as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL MELENDEZ
Notary Public - State of New York
NO. 01ME6043913
Qualified in New York County
My Commission Expires 6-26-14

Signature 2/22/12

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATTI & COMPANY, PLLC
Certified Public Accountants

1454 Rt 22, Suite A-104
Milltown Office Park
Brewster, New York 10509
Telephone (845) 279-1640
Fax (845) 279-1665

To the Member and Board of Directors
of Dowling Hales Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Dowling Hales Securities, LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1 Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
2 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Atti & Company, PLLC

February 6, 2012

ATTI & COMPANY, PLLC
Certified Public Accountants

1454 Rt 22, Suite A-104
Milltown Office Park
Brewster, New York 10509
Telephone (845) 279-1640
Fax (845) 279-1665

To the Board of Directors
of Dowling Hales Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the the procedures enumerated below with respect to the accompanying General Assessment Reconciliation-Form SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Dowling Hales Securities, LLC, (formerly, Hales Capital Securities) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Dowling Hales Securities LLC' compliance with the applicable instructions of the General Assessment Reconciliation -Form SIPC-7. Dowling Hales Securities LLC' management is responsible for Dowling Hales Securities LLC' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences; and
3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Atti & Company, PLLC

February 17, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-52876 FINRA DEC

Dowling Hales Securities, LLC

250 Park Avenue, Suite 2050

New York, NY 10177

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Beaton, 603-379-2478

2. A. General Assessment (item 2e from page 2) $5772

B. Less payment made with SIPC-6 filed (exclude interest) (3186)

08-05-2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2586

E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $2586

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2586

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dowling Hales Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the 7 day of February, 2012.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 11 and ending December 31, 20 11
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2308677

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 2308677

2e. General Assessment @ .0025 $ 5772

(to page 1, line 2.A.)

DOWLING HALES SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2011

With Report of Registered Public Accounting Firm

ATTI & COMPANY, PLLC
Certified Public Accountants

DOWLING HALES SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2011

With Report of Registered Public Accounting Firm

DOWLING HALES SECURITIES, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
DECEMBER 31, 2011

CONTENTS

ATTI & COMPANY, PLLC
Certified Public Accountants

1454 Rt 22, Suite A-104
Milltown Office Park
Brewster, New York 10509
Telephone (845) 279-1640
Fax (845) 279-1665

Report of Registered Public Accounting Firm

To the Member and Board of Directors
of Dowling Hales Securities, LLC

We have audited the accompanying statement of financial condition of Dowling Hales Securities, LLC (formerly, Hales Capital Securities) (the "Company") as of December 31, 2011 and the related statements of operations, changes in member's equity and cash flows for the periods presented that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dowling Hales Securities, LLC at December 31, 2011 and the results of its operations and its cash flows for the periods presented, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Atti & Company, PLLC

February 6, 2012

DOWLING HALES SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

Assets		
Current Assets:		
Cash, including money market account	$	1,092,953
Prepaid expenses		1,932
		1,094,885
Other Assets:		
Goodwill		25,210
Total Assets	$	1,120,095
Liabilities and Member's Equity		
Current Liabilities:		
Accrued expenses	$	8,146
Payable to affiliates		531,930
		540,076
Member's Equity		580,019
Total Liabilities and Member's Equity	$	1,120,095

The accompanying notes are an integral part of these financial statements.

DOWLING HALES SECURITIES, LLC
STATEMENTS OF OPERATIONS

	Period From January 1, 2011 to October 31, 2011	Period From November 1, 2011 to December 31, 2011
Revenues:		
Advisory fees	$ 1,274,356	$ 1,031,750
Interst and other income	2,508	63
	1,276,864	1,031,813
Expenses:		
Expenses charged by affiliate (Note 4)	312,014	480,825
Write-down of goodwill	34,059	
Consultants	23,038	4,430
Professional fees	4,028	1,000
Other expenses	9,456	5,539
	382,595	491,794
Net Income	$ 894,269	$ 540,019

As described in Note 1, there was a change in control of the Company, effective at the close of business on October 31, 2011.

The accompanying notes are an integral part of these financial statements

DOWLING HALES SECURITIES, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY

	Period From January 1, 2011 to October 31, 2011	Period From November 1, 2011 to December 31, 2011
Balance at beginning of period	$ 588,517	$ 40,000
Net income	894,269	540,019
Distributions	(1,442,786)	
Balance at end of period	$ 40,000	$ 580,019

The accompanying notes are an integral part of these financial statements

DOWLING HALES SECURITIES, LLC
STATEMENTS OF CASH FLOWS

		Period From January 1, 2011 to October 31, 2011		Period From November 1, 2011 to December 31, 2011
Cash flow from operating activities:				
Net income	$	894,269	$	540,019
Write-down of goodwill		34,059		
(Increase) decrease in receivables and prepaid expenses		1,287		(321)
Increase in accrued expenses		615		3,231
Increase (decrease) in payable to affiliates		(49,652)		531,930
Net cash provided by operating activities		880,578		1,074,859
Cash flows from financing activities:				
Distributions		(1,442,786)		
Net cash used in financing activities		(1,442,786)		
Net increase (decrease) in cash		(562,208)		1,074,859
Cash at beginning of period		580,302		18,094
Cash at end of period	$	18,094	$	1,092,953

The accompanying notes are an integral part of these financial statements

1. Organization and Business Activities

In June 2011, Hales Capital Securities, a Sub-Chapter S corporation, was converted into a California limited liability company by the name of Hales Capital Securities, LLC. Hales Group, Inc. remained the sole owner/member. Under a Master Purchase Agreement dated July 29, 2011, Hales Group, Inc. sold its membership interest in Hales Capital Securities, LLC to D & H Group, LLC, effective October 31, 2011. Hales Capital Securities, LLC has changed its name to Dowling Hales Securities, LLC (the "Company").

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides placement securities services for securities-based transactions, financial advisory services and fairness opinions.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States.

The acquisition of Hales Capital Securities, LLC by D& H Group, LLC. for $40,000 resulted in a new basis of accounting for the Company.

As a wholly-owned entity, the financial statements of the Company do not necessarily reflect the results of operations or financial condition that would have existed had the Company been an independent entity.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

In the normal course of business, the Company maintains its cash and cash equivalent balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Fee Income

Advisory fees are recognized as revenue when the services related to the underlying transaction are completed under the terms of the engagement.

3. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule") that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1, both as defined by the Rule. At December 31, 2011, the Company had net capital of $ 516,872 in excess of its required net capital of 36,005. The Company's ratio of aggregate indebtedness to net capital was .977 to 1 at December 31, 2011.

4. Fee and Services From Affiliate

Dowling & Hales, LLC, a wholly owned subsidiary of D & H Group, LLC, provides professional staff, general and administrative services to the Company. Before the change in control, which was effective October 31, 2011, Hales and Company, Inc., a wholly owned subsidiary of Hales Group, Inc. provided such services. Total charges in 2011 comprised:

	Period from January 1 to October 31, 2011	Period from November 1 to December 31,2011
Compensation and benefits	$ 283,232	$ 473,923
Rent	18,258	4,794
Other	10,524	2,108
	$ 312,014	$ 480,825

5. Income Taxes

The Company is not a taxable entity. Income and deductions are passed through to the member who is liable for the taxes. Accordingly, there is no provision for income taxes in the accompanying financial statements. The Company files federal and state returns. Generally, tax authorities can examine all tax returns of the Company for the prior three years. Returns for these years remain subject to examination.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable tax authorities. Management has analyzed the Company's tax positions and has concluded that no liability should be recorded related to uncertain tax positions taken on returns filed for the open years, or expected to be taken in the Company's 2011 tax returns.

6. Subsequent Events

Management has evaluated subsequent events through February 6, 2012, when the Company's 2011 financial statements were available for issuance, and has determined that no additional items require disclosure.

SCHEDULE I

DOWLING HALES SECURITIES, LLC
COMPUTATION OF NET CAPITAL REQUIREMENT UNDER RULE 15c3-1
DECEMBER 31, 2011

Net capital		
Total member's equity	$	580,019
Less non-allowable assets		(27,142)
Net capital	$	552,877
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable and accrued expenses	$	540,076
Total aggregate indebtedness		540,076
Computation of basic net capital requirement		
Net capital	$	552,877
Minimum net capital required (greater of $ 5,000 or 6.67% of indebtedness)		(36,005)
Excess net capital	$	516,872
Ratio: Aggregate indebtedness to net capital		.977 to 1

Reconciliation with Company's computation included in
Part IIA of Form X-17A-5 as of December 31, 2011
Form X-17A-5 dated January 20, 2012

Net capital as reported in Company's Part IIA unaudited Focus report	$	1,006,628
Decrease in non-allowable assets		227,773
Reversal of revenue		(225,000)
Increase in compensation expense charged by affiliate		(456,524)
Net capital audited	$	552,877

SCHEDULE II

DOWLING HALES SECURITIES, LLC
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2011

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.